


MAIL
RECEIVED
PROCESSING
NOV 2 0 2007
WASH, D.C.
209
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended September 30, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB QUARTER: 3 YEAR. 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	1,282,223,735	100	1,184,611,878	100
s02	CURRENT ASSETS	403,638,629	31	358,173,339	30
s03	CASH AND SHORT-TERM INVESTMENTS	151,156,822	12	111,167,159	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	89,957,353	7	87,082,415	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	80,884,749	6	89,478,058	8
s06	INVENTORIES	73,073,409	6	67,935,082	6
s07	OTHER CURRENT ASSETS	8,566,296	1	2,510,625	0
s08	LONG-TERM	34,110,933	3	33,353,439	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	968,574	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	33,962,063	3	32,232,393	3
s11	OTHER INVESTMENTS	148,870	0	152,472	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	766,128,312	60	709,531,362	60
s13	LAND AND BUILDINGS	529,464,116	41	474,686,473	40
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	828,202,567	65	774,103,800	65
s15	OTHER EQUIPMENT	49,423,182	4	47,749,118	4
s16	ACCUMULATED DEPRECIATION	726,715,694	57	666,249,516	56
s17	CONSTRUCTION IN PROGRESS	85,754,141	7	79,241,487	7
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	3,048,454	0	6,531,266	1
s19	OTHER ASSETS	75,297,407	6	77,022,472	7
s20	TOTAL LIABILITIES	1,217,306,507	100	1,170,666,395	100
s21	CURRENT LIABILITIES	202,758,858	17	161,446,087	14
s22	SUPPLIERS	27,592,087	2	29,417,729	3
s23	BANK LOANS	23,234,420	2	51,150,835	4
s24	STOCK MARKET LOANS	38,691,041	3	30,028,402	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	83,162,188	7	17,760,355	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	30,079,122	2	33,088,766	3
s27	LONG-TERM LIABILITIES	475,967,194	39	537,183,557	46
s28	BANK LOANS	151,903,944	12	152,611,249	13
s29	STOCK MARKET LOANS	324,063,250	27	384,572,308	33
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	6,504,100	1	11,791,513	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	532,076,355	44	460,245,238	39
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	64,917,228	100	13,945,483	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	64,917,228	100	13,945,483	100
s36	CONTRIBUTED CAPITAL	345,234,027	532	304,377,900	2183
s79	CAPITAL STOCK	345,234,027	532	304,377,900	2183
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(280,316,799)	(432)	(290,432,417)	(2083)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(280,316,799)	(432)	(290,432,417)	(2083)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	151,156,822	100	111,167,159	100
s46	CASH	49,139,968	33	60,095,285	54
s47	SHORT-TERM INVESTMENTS	102,016,854	67	51,071,874	46
s07	OTHER CURRENT ASSETS	8,566,296	100	2,510,625	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	8,566,296	100	2,510,625	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,048,454	100	6,531,266	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	3,048,454	100	6,531,266	100
s19	OTHER ASSETS	75,297,407	100	77,022,472	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	75,297,407	100	77,022,472	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	202,758,858	100	161,446,087	100
s52	FOREIGN CURRENCY LIABILITIES	47,804,014	24	81,179,237	50
s53	MEXICAN PESOS LIABILITIES	154,954,844	76	80,266,850	50
s26	OTHER CURRENT LIABILITIES WITHOUT COST	30,079,122	100	33,088,766	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	14,307,009	48	11,637,076	35
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	15,772,113	52	21,451,690	65
s27	LONG-TERM LIABILITIES	475,967,194	100	537,183,557	100
s59	FOREIGN CURRENCY LIABILITIES	379,310,671	80	417,741,168	78
s60	MEXICAN PESOS LIABILITIES	96,656,523	20	119,442,389	22
s31	DEFERRED LIABILITIES	6,504,100	100	11,791,513	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	6,504,100	100	11,791,513	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	532,076,355	100	460,245,238	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	503,809,210	95	438,655,042	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	28,267,145	5	21,590,196	5
s79	CAPITAL STOCK	345,234,027	100	304,377,900	100
s37	CAPITAL STOCK (NOMINAL)	226,724,582	66	180,000,842	59
s38	RESTATEMENT OF CAPITAL STOCK	118,509,445	34	124,377,058	41

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER 3 YEAR: 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	[illegible]		[illegible]	
		AMOUNT	[illegible]	AMOUNT	[illegible]
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(280,316,799)	100	(290,432,417)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(294,230,249)	105	(340,894,949)	117
s45	NET INCOME FOR THE YEAR	13,913,450	(5)	50,462,532	(17)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB

QUARTER: 3 YEAR: 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	200,879,771	196,727,252
s73	PENSIONS AND SENIORITY PREMIUMS	9,332,969	4,844,669
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,582	139,483
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR AMOUNT	%	PREVIOUS YEAR AMOUNT	%
r01	NET SALES	808,127,737	100	839,554,997	100
r02	COST OF SALES	315,949,533	39	302,993,729	36
r03	GROSS PROFIT	492,178,204	61	536,561,268	64
r04	GENERAL EXPENSES	59,389,187	7	54,661,392	7
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	432,789,017	54	481,899,876	57
r08	OTHER INCOME AND (EXPENSE), NET	52,969,518	7	62,215,189	7
r06	COMPREHENSIVE FINANCING RESULT	(18,335,409)	(2)	(20,617,036)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,831,507	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	471,254,633	58	523,498,029	62
r10	INCOME TAXES	457,341,183	57	473,035,497	56
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	13,913,450	2	50,462,532	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	13,913,450	2	50,462,532	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	13,913,450	2	50,462,532	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	808,127,737	100	839,554,997	100
r21	DOMESTIC	428,751,011	53	422,611,077	50
r22	FOREIGN	379,376,726	47	416,943,920	50
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	52,969,518	100	62,215,189	100
r49	OTHER INCOME AND (EXPENSE), NET	52,969,518	100	62,215,189	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(18,335,409)	100	(20,617,036)	100
r24	INTEREST EXPENSE	38,863,157	(212)	38,689,600	(188)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	15,853,080	(86)	15,928,797	(77)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,803,911)	15	(5,459,244)	26
r28	RESULT FROM MONETARY POSITION	7,478,579	(41)	7,603,011	(37)
r10	INCOME TAXES	457,341,183	100	473,035,497	100
r32	INCOME TAX	457,341,183	100	473,035,497	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB | QUARTER 3 | YEAR. 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF	[illegible]	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	808,127,737	839,554,997
r37	TAX RESULT FOR THE YEAR	13,913,450	50,462,531
r38	NET SALES (**)	1,053,904,114	1,111,217,848
r39	OPERATING INCOME (**)	544,732,699	584,297,788
r40	NET INCOME OF MAJORITY INTEREST (**)	9,675,720	(17,103,877)
r41	NET CONSOLIDATED INCOME (**)	9,675,720	(17,103,877)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	47,599,026	47,473,334

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		[illegible]	[illegible]	[illegible]	[illegible]
rt01	NET SALES	287,267,153	100	287,530,789	100
rt02	COST OF SALES	115,407,279	40	109,391,200	38
rt03	GROSS PROFIT	171,859,874	60	178,139,589	62
rt04	GENERAL EXPENSES	21,021,960	7	18,547,742	6
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	150,837,914	53	159,591,847	56
rt08	OTHER INCOME AND (EXPENSE), NET	17,634,427	6	32,805,624	11
rt06	COMPREHENSIVE FINANCING RESULT	(3,359,032)	(1)	6,871,739	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,361,454	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	166,474,763	58	199,269,210	69
rt10	INCOME TAXES	179,967,923	63	169,261,054	59
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(13,493,160)	(5)	30,008,156	10
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(13,493,160)	(5)	30,008,156	10
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(13,493,160)	(5)	30,008,156	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB

QUARTER: 3 YEAR: 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	287,267,153	100	287,530,789	100
rt21	DOMESTIC	145,370,289	51	145,264,431	51
rt22	FOREIGN	141,896,864	49	142,266,358	49
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	17,634,427	100	32,805,624	100
rt49	OTHER INCOME AND(EXPENSE), NET	17,634,427	100	32,805,624	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(3,359,032)	100	6,871,739	100
rt24	INTEREST EXPENSE	11,867,443	(353)	14,358,800	209
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	6,177,655	(184)	5,886,763	86
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,964,875)	88	10,487,026	153
rt28	RESULT FROM MONETARY POSITION	5,295,631	(158)	4,856,750	71
rt10	INCOME TAXES	179,967,923	100	169,261,054	100
rt32	INCOME TAX	179,967,923	100	169,261,054	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	CONCEPTS	[illegible]	[illegible]
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	47,599,026	47,473,334

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB

QUARTER: 3 YEAR. 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	[illegible]
		Amount	Amount
c01	CONSOLIDATED NET INCOME	13,913,450	50,462,532
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	107,891,110	99,870,907
c03	RESOURCES FROM NET INCOME FOR THE YEAR	121,804,560	150,333,439
c04	RESOURCES PROVIDED OR USED IN OPERATION	(30,620,735)	(118,182,008)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	91,183,825	32,151,431
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(43,658,603)	46,855,998
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(217,326)	(14,848,213)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(43,875,929)	32,007,785
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(88,890,288)	(81,418,325)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(41,582,392)	(17,259,109)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	192,739,214	128,426,268
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	151,156,822	111,167,159

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	CONCEPTS	[illegible]	[illegible]
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	107,891,110	99,870,907
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	47,599,026	47,473,334
c41	+ (-) OTHER ITEMS	60,292,084	52,397,573
c04	RESOURCES PROVIDED OR USED IN OPERATION	(30,620,735)	(118,182,008)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(35,806,921)	(51,265,763)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,841,840)	(3,431,651)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	136,893	4,463,798
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(8,935,286)	(3,490,159)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	15,826,419	(64,458,233)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(43,658,603)	46,855,998
c23	+ BANK FINANCING	606,384	50,017,790
c24	+ STOCK MARKET FINANCING	8,119,925	34,101,318
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(3,672,983)	2,126,666
c27	(-) BANK FINANCING AMORTIZATION	(14,304,393)	(36,245,914)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(34,407,536)	(3,143,862)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(217,326)	(14,848,213)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(259,244)	(16,138,301)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	41,918	1,290,088
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(88,890,288)	(81,418,325)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(87,968,610)	(73,311,290)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	(921,678)	(5,117,314)
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(2,989,721)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB | QUARTER. 3 | YEAR. 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P MORGAN
GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0 00		$	0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0.00		$	0 00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0 00		$	0 00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0 00	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0 00	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J P MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J P. MORGAN
GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	1.72	%	6.01	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.90	%	(122.64)	%
p03	NET INCOME TO TOTAL ASSETS (**)	0.75	%	(1.44)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.57	%	(20.04)	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	53.75	%	15.06	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.82	times	0.93	times
p07	NET SALES TO FIXED ASSETS (**)	1.37	times	1.56	times
p08	INVENTORIES TURNOVER (**)	6.64	times	6.93	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	26.13	days	24.35	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.19	%	3.30	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	94.93	%	98.82	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	18.75	times	83.94	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.08	%	42.61	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	62.12	%	75.70	%
p15	OPERATING INCOME TO INTEREST PAID	11.13	times	12.45	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.94	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.99	times	2.21	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.63	times	1.79	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.30	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	74.55	%	68.85	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	15.07	%	17.90	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.78)	%	(14.07)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.34	times	0.83	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	99.50	%	146.38	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.49	%	(46.38)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	98.96	%	90.04	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the third quarter of 2007, as expected, crude oil production averaged 3,055 Mbd, 5.9% less than the 3,247 Mbd produced during the third quarter of 2006. Production of heavy crude oil decreased by 8.3% and light crude oil by 3.0%, while extra-light crude oil production increased 8.9%.

Heavy and light crude oil production decreased primarily due to shutdowns of wells in the offshore regions, during hurricane Dean in August, representing 345 Mbd during that month; and to the natural decline of the Cantarell asset. The increase in extra-light crude oil production resulted from the completion of wells in the Litoral de Tabasco project, located in the Southwestern Marine region.

During the third quarter of 2007, natural gas production was 11.3% greater than the average production recorded in the third quarter of 2006. The production of associated natural gas increased by 352 MMcfd, due to greater production from the Crudo Marino Ligero and Ixtal-Manik projects, in the Southwestern Marine region and greater production from wells in the transition zone at Cantarell. The increase in non-associated natural gas production, of 265 MMcfd, was primarily due to the activity in the Burgos and Veracruz projects, located in the Northern region. These projects reached maximum monthly productions of 1,430 and 1,002 MMcfd, respectively, during September and August.

During the third quarter of 2007, total on-shore natural gas processing fell by 4.3% as compared to the third quarter of 2006. This decrease was attributable to a 244 MMcfd reduction in the processing of sour wet gas, primarily due to attacks to pipelines in July and September and the effect of hurricane Dean during August. Sweet wet gas processing increased by 5.3%, or 58 MMcfd, due to higher production in the Burgos Basin. Consequently, during the third quarter of 2007, dry gas production decreased by 5.6%. Natural gas liquids production decreased by 12.7% as compared to the same period of 2006.

During the third quarter of 2007, total crude oil processing decreased by 4.7%, as compared to the same period of the previous year. The decrease was primarily due to scheduled maintenance in the primary plants, and interruptions in the supply of crude and condensates to plants as a result of the attacks to pipelines in July and September. Heavy crude oil processing decreased by 9.8%, while light crude oil processing decreased by 1.7% during the third quarter of 2007.

During the third quarter of 2007, production of petroleum products decreased by 86 Mbd, as compared to the same period of 2006, falling to an average of 1,458Mbd. Liquefied petroleum gas and fuel oil production decreased by 12.3 and by 7.1%, respectively, as a result of lower crude processing. Nonetheless, jet fuel production increased by 8.5% as a result of a demand increase.

During the third quarter of 2007, total petrochemicals production was 2,968 thousand tons (Mt), 5.8% greater than production recorded in the same quarter of 2006. This increase was primarily driven by higher production of methane derivatives and byproducts, primarily due to greater production of ammonia to satisfy the increase in demand for urea production; and an increase in production of vinyl chloride resulting from a decrease in downtimes. This increase was partially offset by a decrease in ethylene production, due to lower internal consumption, and a decrease in ethylene oxide, due to a 10 day extension of the period, during which maintenance was performed during September at the Cangrejera plant..

During the third quarter of 2007, crude oil exports averaged 1,689 Mbd, 0.4% less than the volume recorded during the third quarter of 2006, as a result of lower crude oil production. Approximately 89% of total crude oil exports were heavy crude oil (Altamira and Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca). 81% of total crude oil exports were delivered to the United States, while the remaining 19% was distributed among Europe (10%), the rest of the Americas (8%) and the Far East (1%).

The weighted average export price of the Mexican crude oil basket was US$64.3 per barrel in the third quarter of 2007, 12.6% higher than the weighted average price of US$57.1 per barrel in the third quarter of 2006.

Exports of petroleum products averaged 176 Mbd, 5.6% less than during the third quarter of 2006, primarily due to a decrease in sales of naphtha and jet fuel, which were partially offset by higher fuel oil exports. Petrochemical exports totaled 164 Mt, a decrease of 20.0% due to lower exports of sulphur, ethylene and benzene, which were partially offset by higher ammonia volumes. As a consequence of the increase in natural gas production, exports reached 119 MMcfd during the third quarter of 2007, as compared to 34 MMcfd during the same period in 2006.

In the third quarter of 2007, natural gas imports averaged 423 MMcfd, 14.5% less than those recorded during the same period in 2006, due primarily to higher natural gas production by PEMEX. Imports of petroleum products increased by 19.4%, from 408 to 487 Mbd. This increase was primarily attributable to greater imports of gasoline, diesel and liquefied petroleum gas. Petrochemical imports decreased by 2.5%, to 102 Mt, primarily due to lower isobutane purchases.

During the third quarter of 2007, total sales decreased by 0.1% in constant pesos, as compared to the third quarter of 2006, from Ps. 287.5 billion to Ps. 287.3 billion. This decrease was primarily due to a decline in export sales of petroleum products.

In the third quarter of 2007, operating income totaled Ps. 150.8 billion (US$13.8 billion), 5.5% less than operating income for the third quarter of 2006 of Ps. 159.6 billion.

During the third quarter of 2007, income before taxes and duties was Ps. 166.5 billion (US$15.2 billion), as compared to Ps. 199.3 billion recorded in the third quarter of 2006. The 16.5% decrease resulted from a decrease of Ps. 13.8 billion in other net revenues, an increase of Ps. 10.2 billion in comprehensive financing cost, and a decrease of Ps. 8.8 billion in operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the third quarter of 2007, taxes and duties paid increased by 6.3% in real terms, from Ps. 169.3 billion in the third quarter of 2006 to Ps. 180.0 billion, primarily due to higher oil prices.

During the third quarter of 2007, PEMEX recorded a net loss of Ps. 13.5 billion (US$1.2 billion), as compared to positive net income of Ps. 30.0 billion in the third quarter of 2006. This decrease is primarily explained by an increase in the cost of purchased products of Ps. 17.8 billion, an increase in the foreign exchange loss of Ps. 13.5 billion, an increase in taxes and duties of Ps. 10.7 billion, and a decrease in the credit of the Special Tax on Production and Services (IEPS) of Ps. 8.6 billion.

As of September 30, 2007, our assets totaled Ps. 1,282.2 billion (US$117.3 billion), representing an 8.2%, or Ps. 97.6 billion, increase, as compared to total assets as of September 30, 2006. During the third quarter of 2007, total liabilities increased by 4.0% as compared to the third quarter of 2006, to Ps. 1,217.3 billion (US$111.4 billion). Short-term liabilities increased by 25.6%, or Ps. 41.3 billion, to Ps. 202.8 billion (US$18.5 billion), primarily as a result of an increase in taxes payable. Long-term liabilities decreased by 10.5%, or Ps. 59.8 billion, to Ps. 510.7 billion (US$46.7 billion), primarily due to a reduction in long-term debt. The reserve for retirement payments, pensions and seniority premiums increased by 14.9%, from Ps. 438.7 billion to Ps. 503.8 billion (US$46.1 billion).

Equity increased by Ps. 51.0 billion, from Ps. 13.9 billion at September 30, 2006 to Ps. 64.9 billion (or US$5.9 billion) at September 30, 2007. The increase in equity was due to a payment from the government to PEMEX in the amount of Ps. 46.7 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year, a increase of Ps. 10.1 billion in cumulative profit, due to net income generated in the previous twelve months, and a decrease of Ps. 9.6 billion due to the negative effect of the increase in reserve for retirement payments.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the September 30, 2007 exchange rate of Ps. 10.9315 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA and free cash-flow are non-US GAAP measures.

NOTES TO THE FINANCIAL STATEMENTS

(Figures in thousands of pesos with the acquisition power of September 30, 2007 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of September 30, 2007 and 2006 and for the nine month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non-audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (FRS) in Mexico, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera("CINIF"). The recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. In accordance with the mentioned rules the Consolidated Financial Information as of September 30, 2006, are presented on the same bases of 2007.

3. Foreign currency position

As of September 30, 2007 and 2006, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2007:					
U.S. dollars	38,720,810	(80,553,543)	(41,832,733)	10.9315	(457,294,519)
Japanese Yen	-	(151,473,602)	(151,473,602)	0.09510	(14,405,140)

Pounds Sterling	308	(424,331)	(424,023)	22.2740	(9,444,701)
Euros	1,571,988	(4,849,971)	(3,277,983)	15.5555	(50,990,759)
Net-short position before Foreign-currency hedging					(532,135,119)
2006:					
U.S. dollars	22,747,586	(61,668,161)	(38,920,574)	10.9935	(427,873,340)
Japanese Yen	0	(157,992,852)	(157,992,852)	0.0931	(14,710,714)
Pounds Sterling	251	(424,276)	(424,024)	20.5205	(8,701,189)
Euros	2,545	(4,237,067)	(4,234,521)	13.9222	(58,953,727)
Net-short position before Foreign-currency hedging					($510,238,970)

4. Cash and Cash Equivalents

As of September 30, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Cash in banks	$ 49,139,968	$ 60,095,285
Realizable values	102,016,854	51,071,874
	$ 151,156,822	$111,167,160

5. Accounts, notes receivable and other

As of September 30, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Trade-domestic	$65,059,466	$66,394,538
Trade-foreign	27,454,036	23,196,755
Mexican Government, advance payments on minimum guaranteed dividends	4,270,225	200,319
Employees and officers	3,283,115	3,171,462
Specific fund trade commission	24,206,481	13,312,439
Hydrocarbon excess extraction duties payment	2,385,879	8,476,595
Other accounts receivable	46,739,048	64,317,242
Less:		
Allowance for doubtful accounts	(2,556,150)	(2,508,881)
Total	$170,842,100	$176,560,469

NOTES TO THE FINANCIAL STATEMENTS

6. Inventories

As of September 30, 2007 and 2006 inventories are as follows:

	2007	2006
Crude oil, refined products, derivatives, and petrochemical products	$69,574,806	$63,159,724
Materials and supplies in stock	4,837,989	5,023,866
Materials and products in transit	14,416	1,309,823
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,353,803)	(1,558,331)
Total	$73,073,408	$67,935,082

7. Properties and equipment

As of September 30, 2007 and 2006 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2007	2006
Land	$41,819,271	$41,419,726
Buildings	44,945,677	40,726,263
Wells	442,699,167	374,187,318
Plants	364,849,582	339,561,496
Perforation equipment	21,837,625	22,021,964
Furniture and equipment	35,161,257	32,593,744
Transportation equipment	13,540,867	13,631,362
Offshore platforms	155,338,619	125,248,846
Pipelines	286,176,742	261,378,063
	1,406,368,806	1,250,768,782
Accumulated depreciation	(726,715,694)	(641,304,094)
	679,653,112	609,464,688
Improductive fixed assets	721,059	827,452
Construction in progress	85,754,141	79,874,853
Total	$766,128,312	$690,166,993

The depreciation of fixed assets and amortization of wells at the end of September 30, 2007 and 2006, recognized in cost and operating expenses, was Ps. 47,599,000 and Ps. 47,473,334, respectively.

8. Long-term debt

NOTES TO THE FINANCIAL STATEMENTS

During the period from January 1 to September 30, 2007, Petróleos Mexicanos undertook the following financial activities:

Petróleos Mexicanos obtained US$7,310 guaranteed by export credit agencies. During the same period the Master Trust obtained US$787,142, also guaranteed by export credit agencies for PIDIREGAS project financing.

On May 4, 2007, the Master Trust issued through an inter-company private placement US$1,500,000 of Floating Rate Notes due in 2014, under its Medium-Term Note Program, Series A, these bonds were issued at Libor rate of 3 months plus 42 basis points; all of the notes were purchased by Petróleos Mexicanos.

On June 22, 2007, the Master Trust issued through an inter-company private placement US$2,000,000 of Floating Rate Notes due in 2016, under its Medium-Term Note Program, Series A, these bonds were issued at Libor rate of 3 months plus 45 basis points; all of the notes were purchased by Petróleos Mexicanos.

During the period from January 1 to September 30, 2007, Master Trust repurchased, in the open market, certain amount of American dollars, from its bonds debt, with maturities between 2008 and 2007, thus as an amount of its perpetual bonds denominated in American dollars. The whole principal repurchased in this program ascended to US $1,139,696. These titles were cancelled after its repurchase.

During the period from January 1 to September 30, 2006, the significant financial operations were the following:

Petróleos Mexicanos obtained US $51,722 from guaranteed lines by exportat credit agencies and US $3,300,000 from revolving credit lines.

During the same period, the Master Trust obtained US $439,204 from guaranteed lines by export credit agencies for financing the PIDIREGAS projects and took place a refinancing operation of syndicated revolving credit line for US $4,250,000 divided in two tranches, US $1,500,000 and US $2,750,000 in a period of 5 and 7 years respectively.

On February 2, 2006, the Master Trust issued bonds in the amount of US $1,500,000, of which US $750,000 were issued at a rate of 5.75 % due in 2015, and US $750,000 at a rate of 6.625 % due in 2035. This issue was a reopening of a previous issue that was launched on June 8, 2005.

On June 16, 2006, Petróleos Mexicanos issued stock exchange certificates for Ps.10,000,000 (nominal value), through the Fideicomiso F/163, with maturity on June 2014.

9. Comprehensive gain (loss)

NOTES TO THE FINANCIAL STATEMENTS

The comprehensive gain (loss) for the periods ended September 30, 2007 and 2006, is analyzed as follows:

	2007	2006
Net gain for the period	$26,968,071	$20,127,092
Effect of restatement of the year – Net	5,023,552	13,022,910
Derivative financial instruments	100,039	4,294,759
Labor reserve effect	(50)	(931,371)
Comprehensive gain for the year	$32,091,612	$36,513,390

10. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At September 30, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 11,195,348. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2007	$1,156,890
2008	1,595,447
2009	1,244,284
2010	1,244,284
2011	1,244,284
2012 1st half of the year	602,728
2012 and thereafter	4,505,199
Total	$11,593,116

b. During 2003, 2004 and 2005, PEMEX, has implemented FPWCs. In connection with these contracts the contractor, on his own cost, has to administer and support the execution of the works of the FPWCs, which are grouped in the categories of development, infrastructure and maintenance. The estimated value of the FPWCs, as of September 30, is as follows:

As of September 30, 2006:

Contracting Date	Block	2007

February 9, 2004	Olmos	US$343,574
November 21, 2003	Cuervito	260,072
November 28, 2003	Misión	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196
March 8, 2003	Fronterizo	264,977
March 9, 2004	Pandura-Anáhuac	900,392
March 23, 2005	Pirineo	645,295
Total		US$5,887,086

f. PEMEX, through its subsidiaries PMI, has sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are particular for each customer and its duration could be undefined (evergreen contract), in some cases existing minimal obligatory periods (long term contracts).

11. Contingencies

a. As of September 30, 2007, PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At September 30, 2007, PEMEX had accrued Ps. 10'296,580 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 38,621,158 at September 30, 2007. Among these lawsuits, we find the following:

I. Pemex-Refining is currently involved in arbitration proceeding (11760/KGA) with Conproca, S.A. de C.V. ("Conproca") pursuant to which Conproca is seeking payment of U.S.$633,100. PEMEX filed a counter-claim against Conproca in the amount of U.S.$907,000 (including Value Added Tax).

The second liability hearing was held in January 2007 and different facilities of PEMEX in connection with the arbitration were inspected by the arbitration panel and its experts. On April 4, 2007, the parties submitted their pleadings in connection with the second hearing. The arbitration panel will issue a partial or provisional award on this matter and once the award is issued, a hearing on damages will be held.

II. Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. Both parties filed their documentary evidence and a final judgment is still pending.

III. Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages. As of this date, a third expert's opinion is still pending to be issued.

IV. Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On January 26, 2007, COMMISA filed a claim seeking U.S. $292,043 and Ps. 37,537 and Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking U.S. $319,900 and Ps. 37,200 in damages. The parties are required to file their rejoinders before October 10, 2007.

V. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007 a final award was made. COMBISA was ordered to pay U.S. $4,600 and Pemex-Exploration and Production was ordered to pay U.S. $61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, which decision, as of this date, is still pending.

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of a contract related to two vessels named Bar Protector and Castoro 10 in Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On September 6, 2007, the proceeding to furnish additional evidence concluded. A final decision is still pending as of the date of this report.

VII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the suspension of a tank truck transportation agreement. The trial is in the evidentiary stages.

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph viii. A final hearing is pending.

IX. A request for Constitutional relief known as an *amparo* was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against several officers of PEMEX and Pemex-Exploration and Production, claiming that the construction contract 414105826 is unconstitutional because the officers who executed the agreement did not have the appropriate authority. As of the date of this filing, a final judgment is still pending.

X. An arbitration proceeding before the ICA filed by TEJAS GAS DE TOLUCA, S. de R.L. de C.V. against Gas Natural México S. A. de C. V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking compliance with a Memorandum of Understanding and its annexes, which was executed for the construction and operation of the Palmillas-Toluca pipeline, as well as for the execution of a transportation agreement.

As of this date, the artbitration panel has been integrated. The initial arbitration report is still pending.

XI. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC) (formely known as Multiple Services Contracts), as of this date only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by these plaintiffs.

In the civil claim related to the FPWC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. for the Reynosa-Monterrey natural gas production block, Pemex-Exploration and Production filed a motion arguing that the plaintiffs lacked standing, which motion was granted on June 10, 2005. This decision was appealed by the plaintiffs, and such appeal was subsequently denied. The plaintiffs filed an *amparo* against this resolution, which was denied in October, 2006 and the resolution confirmed.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Mexico City. As of this date, Pemex-Exploration and Production has not been summoned since the trial is suspended due to an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V.

XII. In August 2007, a civil claim was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. Petróleos Mexicanos and Pemex-Refining will file a response to this claim.

The result of these proceedings is uncertain since their final resolution will be issued by the appropiate authorities.

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As of September 30, 2007					
Trade Income:					
External Costumers	$ -	$310,910,170	$101,435,062	$16,405,780	$379,376,720
Intersegments	633,947,981	31,104,940	61,795,297	28,097,316	165,050,516
Yield gross	518,364,026	(40,450,978)	13,990,712	(4,350,128)	27,083,060
Operating Gain (loss)	495,168,658	(64,216,805)	8,195,155	(9,470,182)	4,478,914
Net gain (loss)	28,452,119	(23,207,142)	6,588,982	(10,457,570)	23,418,325
Comprehensive financing result	18,875,031	5,128,502	(974,328)	597,951	(5,414,439)
Depreciation and amortization	37,732,263	6,097,610	2,558,999	731,414	478,740
	20,784,506	20,099,570	4,595,114	5,860,396	8,952,497
	449,001,780	2,496,475	3,122,150	189,036	2,531,742
Total Assets	1,231,177,915	390,501,596	136,574,603	68,102,673	2,291,628,237
Current assets	641,611,502	206,415,339	90,199,427	46,608,749	475,867,156
	330,889	154,656	948,739	0	621,551,011
Fixed assets	545,206,365	157,711,457	39,545,325	15,451,025	8,073,237
	110,764,665	8,904,353	2,000,788	713,030	79,963
	153,697,774	150,234,406	34,056,240	12,521,851	918,643,758
	173,748,465	171,066,719	39,107,957	47,823,830	72,062,240
	910,761,653	369,416,478	80,829,778	61,586,213	2,204,808,119
Patrimony	319,989,261	21,512,118	55,744,825	6,516,460	86,820,119

NOTES TO THE FINANCIAL STATEMENTS

As of September 30, 2006

Trade Income:					
External Costumers	$ -	$303,065,692	$103,753,131	$15,792,255	$416,943,665
Intersegments	686,794,227	34,939,146	64,064,942	7,020,594	120,277,499
	568,102,533	(45,065,546)	14,288,749	(4,940,106)	12,924,652
Operating Gain (loss)	548,104,876	(67,036,751)	8,724,844	(8,368,809)	(9,862,344)
Net gain (loss)	63,148,650	(21,142,933)	7,135,393	(13,115,282)	58,063,989
	21,439,259	7,504,630	(1,579,899)	3,634,687	(10,365,126)
	37,279,250	6,448,555	2,544,275	683,614	517,641
	18,093,098	17,325,705	3,919,162	4,874,730	8,184,878
	464,278,038	2,471,455	1,937,058	169,086	4,179,818
Total Assets	989,738,215	392,436,552	125,270,652	74,159,136	1,840,295,889
Current assets	447,067,087	213,391,469	75,558,639	52,278,976	358,89,150
	289,754	154,657	681,462	0	418,398,459
Fixed assets	492,440,795	152,289,117	40,841,564	15,635,298	8,684,589
	54,997,130	8,174,585	3,081,246	1,235,130	41,321
	69,932,825	143,381,266	35,252,108	11,744,923	700,045,225
	152,291,879	147,603,833	33,921,785	40,148,415	64,689,130
	745,004,622	334,389,169	76,362,518	52,460,731	1,811,339,747
Patrimony	244,733,594	58,047,383	48,908,134	21,698,405	28,956,142

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER. 3 YEAR: 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

[illegible]	[illegible]	[illegible] OF SHARES	[illegible] OWNERSHIP
Integrated Trade System Inc.	International trading services	8,860	100.00
Kot Insurance Company, AG.	Reinsurance	7,000,000	100.00
P.M.I Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I Holdings B V.	Holding	40	100.00
P.M.I Holdings Petróleos España, S.L.	Holding	6,200	100.00
P.M.I Trading Ltd	Int. refined products trader	4,900	48.51
P M I Marine Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Oil company	59,971,771	4.94	0	23,661,402
Deer Park Refining Limited	Oil company	1	0.00	0	7,011,903
Mexicana de Lubricantes, S.A. de C.V (Mexlub)	Lubricants trader	17,879,561	46.85	178,796	154,656
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,674,125
I I I, S.A	Assets Holding	62,167,264	100.00	62,167	1,093,412
Cia. Mexicana de Exploraciones, S.A. de C.V.	Onshore and offshore exploring	25,333,847	60.00	8,152	292,114
Pan American Suphur Company, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	11,058
Pasco Terminals	Sulphuric acid storage	1,000	100.00	47,325	25,896
Other Investments		1	0.00	0	822,817
Estimated fluctuations in investments		1	0.00	0	(785,320)
TOTAL INVESTMENT IN ASSOCIATES				695,290	33,962,063
OTHER PERMANENT INVESTMENTS					148,870
TOTAL				695,290	34,110,933

NOTES

The holding percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero when there is no data incorporated. No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages.

Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB

QUARTER. 3 YEAR. 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

BANCO SANTANDER MEXICANO, S.	NOT APPLIED	19/11/2004	23/11/2012	7.89	0	0	3,000,000	0	0	0						
BANCO JPMORGAN, SA, INSTITUC	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	4,000,000	0	0	0						
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2008	7.70	444,444	888,888	444,444	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	8.40	1,027,500	0	1,027,500	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2004	20/12/2012	10.35	0	0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	7.86	2,472,500	0	2,472,500	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	82,594	0	0	0	0	0						
NACIONAL FINANCIERA, S.N.C.	NOT	10/08/2004	18/12/2009	4.20							114,374	114,374	228,749	114,374	0	0
NACIONAL FINANCIERA, S.N.C.	NOT	23/12/2002	29/12/2008	5.58							0	0	1,083,150	0	0	0
BANCO SANTANDER MEXICANO, S.	NOT	17/09/2003	19/09/2013	5.42							0	108,315	108,315	108,315	108,315	216,630
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	29/04/2008	5.13							0	1,083,150	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2008	18/05/2013	5.14							0	0	0	0	16,387,250	30,081,825
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							184,062	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (	NOT	28/11/1997	15/06/2010	8.40							1,036,083	0	2,202,413	2,301,303	1,371,496	0
INTERESES DEVENGADOS NO PAGA	NOT		15/06/2007	0.00							172,613	0	0	0	0	0
FBO INC. (1) (7)	YES	14/08/1998	14/08/2008	15.00							119,630	0	216,503	0	0	0
BERGESEN WORLDWIDE LTD. (1)	YES	23/07/2007	23/08/2022	8.00							138,101	0	276,203	276,203	276,203	3,176,328
CONTRATOS DE SERVICIOS MULTI	NOT	01/02/2005	31/01/2011	5.38							708,822	0	1,206,728	721,611	316,203	59,296
BANCO NACIONAL DE COMERCIO E	NOT	26/08/2003	30/08/2018	5.44							108,315	108,315	216,630	216,630	216,630	1,530,410
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1990	20/11/2018	2.90							153,257	153,257	306,513	306,513	306,513	1,370,308
A/S EXPORTFINANS (1) (7)	YES	16/11/1999	15/10/2008	4.62							3,780	23,173	3,780	0	0	0
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.73							131,346	201,907	212,023	174,497	174,497	283,167
ABN AMRO BANK, N.V (1) (7	YES	23/12/2002	30/03/2014	4.50							0	194,106	194,106	194,106	194,106	485,271
ABN AMRO BANK, N.V (1) (8	YES	03/12/2001	30/09/2010	5.38							29,990	29,990	59,980	59,980	0	0
ABN AMRO BANK, N.V (1) (8	YES	27/08/2002	27/08/2012	5.39							0	8,273	8,273	8,273	8,273	8,273
ABN AMRO BANK, N.V (1) (8	YES	03/11/2005	28/08/2015	5.39							192,908	192,908	385,816	385,816	385,816	1,543,271
ABN AMRO BANK, N.V (1) (8	YES	30/12/1996	20/02/2010	7.42							0	410,246	410,246	205,123	0	0
ABN AMRO BANK, N.V (1) (8	YES	11/06/2001	20/12/2012	5.40							163,973	163,973	327,945	327,945	327,945	491,918
ABN AMRO BANK, N.V (1) (8	YES	13/07/2004	18/08/2014	5.41							192,908	192,909	385,818	385,818	385,818	816,847
ABN AMRO BANK, N.V (1) (8	YES	30/11/2006	15/12/2015	5.41							160,757	160,757	321,516	321,515	321,515	1,446,816
ABN AMRO BANK, N.V (1) (8	YES	30/09/2002	16/12/2013	5.41							163,972	163,972	327,945	327,945	327,945	570,408
ABN AMRO BANK, N.V (1) (8	YES	03/01/2003	01/10/2012	5.32							10,425	10,425	20,850	20,850	20,850	31,275

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

ABN AMRO BANK, N.V (1) (8	YES	01/03/2003	01/08/2012	5.35							91,414	91,414	182,828	182,828	182,828	182,828
ABN AMRO BANK, N.V (1) (8	YES	02/03/2000	01/04/2011	5.34							98,986	338,294	437,280	437,280	176,088	0
BANCO SANTANDER CENTRAL HISP	YES	04/02/2002	28/02/2008	5.43							0	33,872	0	0	0	0
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/09/2011	5.34							8,870	48,866	88,613	15,019	8,277	0
BANCO SANTANDER CENTRAL HISP	YES	28/02/2007	15/08/2014	5.41							78,082	78,082	156,164	156,164	156,164	468,493
BARCLAYS BANK,P.L.C. (1) (	YES	03/07/2003	20/03/2014	5.32							0	82,087	82,087	82,087	82,087	130,243
BARCLAYS BANK,P.L.C. (1) (	YES	25/09/2001	20/09/2013	5.40							71,055	71,055	142,110	142,110	142,110	284,219
BARCLAYS BANK,P.L.C. (1) (	YES	10/09/2004	15/12/2013	5.41							128,606	128,606	257,212	257,212	257,212	686,061
BARCLAYS BANK,P.L.C. (1) (	YES	22/12/1998	15/12/2010	5.41							88,075	88,075	176,150	176,150	88,075	0
BARCLAYS BANK,P.L.C. (1) (	YES	14/03/2003	10/12/2013	5.39							109,315	109,315	218,630	218,630	218,630	445,787
BNP PARIBAS (1) (8)	YES	30/11/2006	28/08/2015	5.36							228,060	228,060	480,121	480,121	480,121	1,800,482
BNP PARIBAS (1) (8)	YES	03/11/2003	25/01/2015	5.39							0	514,424	514,424	514,424	514,424	1,800,482
BNP PARIBAS (1) (8)	YES	16/05/2003	15/03/2014	5.33							0	437,280	437,280	437,280	437,280	1,083,150
BNP PARIBAS (1) (8)	YES	07/03/2005	05/08/2014	5.36							257,212	257,212	514,424	514,424	514,424	1,543,271
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/02/2017	5.40							0	0	4,860	4,860	4,860	28,730
J.P. MORGAN CHASE (1) (8)	YES	03/02/2000	08/03/2012	5.32							0	67,616	67,616	67,616	57,489	23,882
DEUTSCHE BANK (1) (8)	YES	08/11/2002	18/12/2013	5.41							10,500	15,435	25,838	23,472	21,008	62,516
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/08/2012	5.36							130,733	130,733	261,466	261,466	261,466	243,030
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	28/09/2015	5.36							54,958	163,673	218,630	218,630	218,630	710,547
EXPORT DEVELOPMENT CANADA (	YES	09/02/1998	15/04/2013	5.37							19,224	20,394	28,830	20,485	15,148	6,080
EXPORT DEVELOPMENT CANADA (	YES	22/12/1998	15/12/2010	5.41							109,315	109,315	218,630	218,630	109,315	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	29/10/2015	5.48							4,782	8,495	13,277	13,277	13,277	85,135
HSBC BANK PLC (1) (7)	YES	19/10/1998	29/10/2007	3.80							3,341	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	29/11/1999	29/09/2011	5.82							18,177	68,723	87,113	87,113	87,113	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	5.34							0	77,542	77,542	77,542	77,542	310,169
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	5.40							0	48,915	48,915	48,915	48,915	89,831
HSBC BANK PLC (1) (8)	YES	18/01/2007	31/01/2015	5.32							0	10,941	10,941	10,941	10,941	38,284
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2016	5.38							1,801	1,801	3,601	3,601	3,601	17,106
HSBC BANK PLC (1) (8)	YES	07/06/2006	30/11/2013	5.36							19,086	19,086	38,169	38,169	38,169	95,473
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	5.38							4,654	4,654	9,307	9,307	9,307	27,822
HSBC BANK PLC (1) (8)	YES	24/09/2005	30/05/2014	5.38							1,084	1,084	2,168	2,168	2,168	6,608
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/09/2017	5.39							0	0	13,739	27,478	27,478	164,887
HSBC BANK PLC (1) (8)	YES	29/08/2005	30/04/2013	5.36							16,051	16,051	32,102	32,102	32,102	84,203
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	5.36							3,591	3,591	7,182	7,182	7,182	17,955
HSBC BANK PLC (1) (8)	YES	05/04/2006	27/12/2014	5.39							9,164	9,164	18,329	18,329	18,329	64,151

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB

QUARTER 3 YEAR. 2007

BANCO J.P MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	5.38							10,612	10,612	21,225	21,225	21,225	74,287
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2016	5.39							0	41,438	41,438	41,438	41,438	96,838
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	5.37							5,272	6,182	11,454	11,454	11,454	24,812
HSBC BANK PLC (1) (8)	YES	19/08/2005	18/08/2014	5.30							0	31,004	31,004	31,004	31,004	93,012
HSBC BANK PLC (1) (8)	YES	20/08/2004	14/02/2014	5.39							0	37,111	37,111	37,111	37,111	92,778
HSBC BANK PLC (1) (8)	YES	05/09/2006	13/07/2011	5.38							0	28,838	28,838	28,838	28,838	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	08/01/2013	5.39							0	67,425	67,425	67,425	67,425	86,137
HSBC BANK PLC (1) (8)	YES	14/05/2003	09/10/2014	5.34							66,786	66,786	133,619	118,909	118,909	343,289
HSBC BANK PLC (1) (8)	YES	09/12/2008	08/11/2013	5.38							19,833	19,833	39,067	39,067	39,067	97,607
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2016	5.37							32,990	32,990	65,979	65,979	65,979	252,181
HSBC BANK PLC (1) (8)	YES	19/10/1999	17/04/2014	5.37							10,498	10,498	20,832	20,832	20,832	62,796
KREDITANSTALT FUR WIEDERAUFB	YES	28/08/2001	31/12/2012	5.30							86,587	108,400	193,986	193,986	172,960	228,170
KREDITANSTALT FUR WIEDERAUFB	YES	13/09/1999	31/03/2011	6.19							0	27,084	27,084	27,084	13,830	0
KREDITANSTALT FUR WIEDERAUFB	YES	21/09/2000	31/03/2009	6.19							0	6,970	3,085	0	0	0
MEDIOCREDITO CENTRALE S.P.A.	YES	08/10/2001	30/04/2012	5.36							25,867	25,867	51,734	51,734	51,734	51,734
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	0	87,436	87,436	87,436	835,897
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	5.37							0	0	68,831	68,831	68,831	312,871
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	5.33							0	32,789	32,789	32,789	32,789	24,370
SOCIETE GENERALE (1) (8)	YES	31/03/1999	01/09/2011	5.38							0	454,803	318,802	236,881	122,406	0
SOCIETE GENERALE (1) (8)	YES	13/07/2000	20/03/2008	5.42							0	6,774	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2006	13/02/2017	5.43							0	0	78,809	78,809	78,809	432,877
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/09/2016	5.35							0	385,818	385,818	385,818	385,818	1,843,271
STANDARD CHARTERED BANK (1)	YES	08/07/2004	25/01/2014	5.37							0	257,212	257,212	257,212	257,212	643,028
STANDARD CHARTERED BANK (1)	YES	08/10/2005	20/01/2016	5.38							0	385,818	385,818	385,818	385,818	1,330,382
STANDARD CHARTERED BANK (1)	YES	10/02/2003	20/12/2013	5.40							109,315	109,315	218,630	218,630	218,630	450,708
THE BANK OF TOKYO, MITSUBISH	YES	30/08/2005	29/08/2011	5.37							28,377	28,377	82,756	82,756	27,349	0
THE BANK OF TOKYO, MITSUBISH	YES	14/03/2003	14/03/2013	5.34							0	485,844	485,844	485,844	485,844	728,767
THE BANK OF TOKYO, MITSUBISH	YES	10/12/2004	10/12/2014	5.39							109,315	109,315	218,630	218,630	218,630	2,078,968
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/09/2016	5.41							0	90,454	182,909	182,909	182,909	964,544
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2006	13/02/2017	4.77							0	0	82,823	82,823	82,823	808,428
THE EXPORT-IMPORT BANK OF KO	YES	01/03/2001	01/09/2012	4.84							109,315	109,315	218,630	218,630	218,630	218,630
TORONTO DOMINION BANK (1)	YES	08/10/2003	20/10/2008	5.35							61,236	61,236	86,612	18,337	0	0
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/09/2018	2.00							412	412	823	823	823	2,880
JAPAN BANK FOR INTERNATIONAL	YES	30/09/2005	29/09/2015	4.38							0	0	0	0	28,405	166,686
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.80							0	298,890	313,427	313,427	313,427	1,723,839

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB

QUARTER: 3 YEAR. 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J P MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2008	12/12/2018	5.40							0	0	0	0	408,931	6,148,982
MIZUHO CORPARATE BANK, LTD (	YES	16/10/1998	20/05/2010	1.88							664,140	664,140	1,328,280	1,328,288	0	0
INTERESES DEVENGADOS NO PAG	NOT		31/12/2007	0.00							1,104,100	0	0	0	0	0
[illegible]																
[illegible]																
[illegible]					4,007,036	535,833	14,944,444	0	0	0	7,779,332	10,858,101	18,871,109	18,831,858	28,805,736	71,800,794

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB

QUARTER 3 YEAR 2007

BANCO J P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	16/08/2006	05/08/2014	7.72	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2006	31/01/2013	7.50	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	18/10/2007	7.28	13,000,000	0	0	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2005	13/10/2011	7.28	0	0	8,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	08/10/2009	7.28	0	0	13,800,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	04/02/2010	7.37	0	0	12,812,800	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	05/12/2018	0.00	0	0	12,040,678	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	28/07/2005	18/07/2015	9.91	0	0	9,800,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	6.38	0	0	6,172,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	1,848,385	0	0	0	0	0						
INTERESES ANTICIPADOS	NOT APPLIED		31/12/2007	0.00	(5,322,875)	0	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/08/2027	8.50							0	0	0	0	0	857,882
DEUTSCHE BANK (1) (7)	YES	02/12/1999	02/12/2008	8.38							0	0	1,180,181	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	18/11/2011	6.00							0	0	0	0	0	8,061,280
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	6.63							0	0	0	0	0	8,572,863
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88							0	0	9,871,211	0	0	0
DEUTSCHE BANK (2) (X)	YES	04/03/1999	04/03/2008	8.21							0	1,808,782	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	6.13							0	6,020,168	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	0	10,182,118	0
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.78							0	0	19,025,204	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/08/2005	15/08/2035	6.83							0	0	0	0	0	13,664,378
DEUTSCHE BANK (1) (7)	YES	12/02/2001	15/02/2008	8.90							0	10,334,898	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/08/2006	15/12/2015	5.75							0	0	0	0	0	18,818,488
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	18,881,080
DEUTSCHE BANK (1) (8)	YES	01/12/2006	03/12/2012	5.38							0	0	0	0	0	7,811,482
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,836,830
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	2,853,000
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.80							0	0	0	0	0	3,341,103
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.80							0	0	0	0	0	5,869,805
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	8.25							0	0	0	0	0	3,666,720
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	9.50							0	0	0	0	0	1,739,048

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER. 3 YEAR. 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	9.50							0	0	0	0	0	194,318
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/03/2027	9.50							0	0	0	0	0	4,408,830
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	8.38							0	0	9,191,762	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.83							0	0	0	0	0	2,630,720
DEUTSCHE BANK (1) (7)	YES	15/08/1997	15/08/2027	9.50							0	0	0	0	0	258,623
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.83							0	0	0	0	0	102,156
JP MORGAN CHASE (1) (7)	YES	01/04/1998	30/03/2018	8.25							0	0	0	0	0	104,847
JP MORGAN CHASE (1) (8)	YES	15/06/2004	15/06/2010	8.80							0	0	0	15,295,795	0	0
JP MORGAN CHASE (1) (8)	YES	19/10/2003	19/10/2008	8.36							0	0	0	6,029,490	0	0
JP MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2016	8.38							0	0	0	0	0	13,222,201
JP MORGAN CHASE (2) (7)	YES	05/08/2003	05/08/2013	8.25							0	0	0	0	0	7,777,766
JP MORGAN CHASE (2) (7)	YES	04/04/2003	05/04/2010	8.83							0	0	0	11,898,848	0	0
PEMEX FINANCE (1) (7)	YES	19/02/1998	15/11/2018	8.34							910,955	2,732,858	3,643,819	2,332,038	1,020,324	4,919,176
PEMEX FINANCE (1) (8)	YES	15/02/1998	07/04/2014	8.45							0	0	0	0	182,191	1,894,794
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							4,774,678	0	0	0	0	0
INTERESES ANTICIPADOS	NOT		31/12/2007	0.00							(847,727)	0	0	0	0	0
[illegible]																
REPCON LUX	YES	28/01/2004	28/01/2011	4.50							0	0	0	0	0	18,018,813
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							120,130	0	0	0	0	0
CITIBANK, N.A. (1) (8)	YES	29/07/2005	25/09/2008	5.13							0	1,913,013	0	0	0	0
[illegible]																
[illegible]																
[illegible]																
[illegible]																

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER. 3 YEAR. 2007

BANCO J P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]																
Otras Proveedores	NOT APPLIED				27,892,087	0	0	0	0	0						
[illegible]					27,892,087	0	0	0	0	0	0	0	0	0	0	0
[illegible]																
	NOT APPLIED				0	0	0	0	0	0						
[illegible]					0	0	0	0	0	0	0	0	0	0	0	0
[illegible]																
Otros Pasivos	NOT APPLIED				30,079,122	0	0	0	0	0						
[illegible]					30,079,122	0	0	0	0	0	0	0	0	0	0	0
[illegible]					70,903,787	866,889	96,856,523	0	0	0	12,637,425	36,169,868	67,843,316	60,974,820	40,670,373	229,822,182

NOTES

The exchange rate of foreign currencies with respect to the peso is shown as of September 30, 2007

CURRENCIES	ACCOUNTING EXCHANGE RATES
(1) Dollars	10.9315
(2) Euros	15.5555
(3) Japanese Yens	0.0951
(4) Swiss Francs	9.3639
(5) Sterling Pounds	22.2740
(6) Pesos	1.0000

RATE TYPE

(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero Coupon

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR. 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	0	0	0	0.00	258,891
FEBRUARY	0	0	0	0 00	(241,884)
MARCH	0	0	0	0 00	2,936,397
APRIL	0	0	0	0 00	106,846
MAY	0	0	0	0.00	(1,281,760)
JUNE	0	0	0	0.00	369,528
JULY	0	0	0	0.00	1,275,801
AUGUST	0	0	0	0.00	1,358,401
SEPTEMBER	0	0	0	0 00	2,696,359
RESTATEMENT				0 00	0
CAPITALIZATION				0 00	0
FOREIGN CORP				0 00	0
OTHER				0 00	0
TOTAL					7,478,579

OTHER CONCEPTS	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB | QUARTER. 3 | YEAR: 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

DEBT INSTRUMENTS

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB
BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P MORGAN GRUPO FINANCIERO

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	[illegible]		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	38,720,810	423,276,530	2,237,568	24,459,979	447,736,509
LIABILITIES POSITION	80,553,543	880,571,051	9,083,893	99,300,570	979,871,621
SHORT-TERM LIABILITIES POSITION	41,964,597	458,735,991	2,867,691	31,348,160	490,084,151
LONG-TERM LIABILITIES POSITION	38,588,946	421,835,060	6,216,202	67,952,410	489,787,470
NET BALANCE	(41,832,733)	(457,294,521)	(6,846,325)	(74,840,591)	(532,135,112)

NOTES

The exchange rate of foreign currencies with respect to the peso is shown hereunder at September 30, 2007.

CURRENCY	ACCOUNTING EXCHANGE RATE
American Dollars	10.9315
Japanese Yens	0.0951
Sterling pounds	22.27402
Euros	15.55553

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE· PMXCB | QUARTER: 3 | YEAR: 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	[illegible]	UTILIZATION
PEP		0	0 00
Crude oil production (Tbd)		3,213	97.30
Gas production (MMcfpd)		6,143	97.40
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	83.60
Cadereyta		275	76.90
Madero		190	72.80
Minatitlán		185	93.20
Salamanca		245	79 00
Salina Cruz		330	85.70
Tula		315	91.40
Storage & Distribution Center (Tb)		13,056	100 00
GAS AND BASIC PETROCHEMICALS		0	0 00
Gas sweetening (MMcfpd)		4,503	70.60
Cactus		1,960	69.80
Nuevo Pemex		880	78.00
Ciudad Pemex		1,290	71.00
Mataplonche		109	61 80
Poza Rica		230	46 60
Arenque		34	97 60
PETROCHEMICALS		0	0.00
Production capacity (Tt) (1)		9,627	61.00
Camargo *		249	0 00
Cangrejera		2,453	100.00
Cosoleacaque		3,721	32.40
Escolín		252	4.10
Independencia		215	3.60
Morelos		1,917	66 70
Pajaritos		763	94.70
Tula		57	25.70
Distribution centers		0	0.00
Petrochemicals (Tt)		218,410	83.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB | QUARTER. 3 | YEAR. 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Tbd = thousand barrels per day
MMcfpd = million cubic feet per day
Tb = thousand barrels
Tt = thousand tons
* Plant out of operation
(1) Installed capacity for the first nine months of the year.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB QUARTER: 3 YEAR. 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION
CONDENSATES	PEMEX EXPLORACIÓN Y PRODUCCIÓN				8
SOUR WET GAS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				73
CRUDE OIL	PEMEX EXPLORACIÓN Y PRODUCCIÓN				74
SWEET WET GAS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. PMXCB | QUARTER: 3 | YEAR. 2007

BANCO J P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0.0		
FUEL OIL	268	30,382,061	100.0		CFE
DIESEL	354	71,065,497	100.0	PEMEX DIESEL	DISTRIBUTORS
L.P. GAS	295	39,812,483	0.0		DISTRIBUTORS
MAGNA SIN GASOLINE	647	151,839,601	100.0	PEMEX MAGNA	DISTRIBUTORS
PREMIUM GASOLINE	102	28,309,490	100.0	PEMEX PREMIUM	DISTRIBUTORS
JET FUEL	69	16,505,979	100.0		ASA
OTHER REFINED PRODUCTS	72	7,565,920	100 0		DISTRIBUTORS
PETROCHEMICALS	0	0	0.0		
METHANE DERIVATIVES (a)	705	2,080,089	56.0		(e)
ETHANE DERIVATIVES (b)	849	8,859,428	38.0		(f)
AROMATICS & DERIVATIVES (c)	387	4,773,962	89 0		(g)
PROPYLENE & DERIVATIVES (d)	24	2,124,993	4.0		(h) (l)
OTHER PETROCHEMICALS	1,080	1,292,434	0 0		(i) (l)
DRY GAS	3,009	59,337,568	0.0		(j)
EFFECT B-10	0	4,801,506	0 0		
FOREIGN SALES					
CRUDE OIL (m)	1,689	286,757,695	0.0		
REFINED PRODUCTS (l)	176	36,136,525	0 0		
PETROCHEMICAL PRODUCTS (l)	164	2,061,474	0.0		
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	50,856,161	0.0		
EFFECT B-10	0	3,564,871	0 0		
TOTAL		808,127,737			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER. 3 | YEAR. 2007

BANCO J.P MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

[illegible]	NET SALES		[illegible]	TRADEMARKS	CUSTOMERS
	VOLUME	AMOUNT			
EXPORT					
CRUDE OIL	1,689	286,757,695	(k)		
REFINED PRODUCTS	176	36,136,525			
PETROCHEMICAL PRODUCTS	164	2,061,474			
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	50,856,161			
EFFECT B-10	0	3,564,871			
FOREIGN SUBSIDIARIES					

TOTAL		379,376,726			

NOTES
Tbd - thousand barrels per day
Tt - thousand tons
NOTE: To calculate participating % in the market the period from January - September, 2007 was taken.
*LP Gas and Dry Gas sales are carried out by PEMEX to intermediaries, who are in charge of distributing these products to the end consumers.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile and propylene to the domestic market.
(e) Agrogen, S.A. de C.V.; Univex, S.A.; Praxair México S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; and Fertirey, S.A. de C.V.
(f) Mexichem Resinas Vinílicas, S.A. de C.V.; Polioles, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Policyd, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Complex Química, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Servicios y productos Químicos Corvel, S.A. de C.V.; Praxair México S.A. de C.V.; Cryoinfra, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 81% of total crude oil exports were to the United States, while the remaining 19% was distributed in the following way: (10%) to Europe, (8%) to the rest of the American Continent and (1%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during 2006 amounted to 5.07%.

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE PMXCB

BANCO J P MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J P. MORGAN
GRUPO FINANCIERO

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	345,234,027
TOTAL			0	0	0	0	0	345,234,027

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

NOTES TO FINANCIAL STATEMENTS

(1) NOTES CORRESPONDING TO THE FIGURES OF THE BASIC FINANCIAL STATEMENTS ARE INCLUDED IN THIS ANNEX, AS WELL AS THEIR BREAKDOWNS AND OTHER CONCEPTS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ______________________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: November 20, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END